Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142105
PROSPECTUS

3,120,000 Shares of Common Stock

CONSOLIDATION SERVICES, INC.

This prospectus relates to the public offering (“Offering”) of 780,000 shares of our common stock which were sold to investors in a February 2007 private equity offering, and 2,340,000 shares issuable upon exercise of warrants issued to investors in the February 2007 private placement, or an aggregate of 3,120,000 shares of Common Stock (the “Shares”). The Shares will be offered from time to time for the account of the stockholders identified in the “Selling Stockholders” section of this prospectus.

We intend to seek a listing of our Common Stock on the Over-The-Counter Bulletin Board (“OTCBB”), which is maintained by the NASD. Until such time, if ever, that our Common Stock is listed on the OTCBB, or otherwise traded, the Shares may only be sold by the Selling Stockholders at an initial fixed price of $.10 per share. If our shares are listed on the OTCBB we will file a post-effective amendment to this registration statement to reflect the Shares offered hereby may be sold at prices relating to the prevailing market prices, at privately negotiated prices or through a combination of such methods, which may change from time to time and from offer to offer.

These securities involve a high degree of risk and immediate substantial dilution and should be purchased only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is June 25, 2007

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information. The Shares are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of such documents.

PROSPECTUS SUMMARY

Use of Names

Throughout this prospectus, the terms “we,” “us,” “our” and “our company” refers to Consolidation Services, Inc. (“CSI” or the “Company”).

Our Company

Consolidation Services, Inc. was formed on January 26, 2007, to engage in the acquisition and consolidation of companies engaged in the foodservice industry. We view the foodservice industry as including a wide spectrum of activities and will remain flexible as it matures by considering three courses of growth: (1) the consolidation of smaller acquired distribution companies; (2) a roll-up of certain suppliers to the distribution companies; (3) become a supplier of food products through a direct relationship with the large producers and growers of goods, or (4) evaluate and acquire or develop new technologies to improve food security and to develop faster methods to detect, eliminate, or protect the food chain from adulterated foods and animal feed. Our management is focused on a roll-up in the food and/or agricultural industry because of their strong agricultural background and extensive acquisition experience. See “Management.”

Please see the “Risk Factors” section commencing on page 4 for more information concerning the risks of investing in our Company.

Shares Offered Hereby

On February 26, 2007, CSI sold 1,000,000 Shares of its common stock at a purchase price of $.05 per share or an aggregate of $50,000 pursuant to Rule 505 of Regulation D (“February 2007 private placement). Of those 1,000,000 Shares, only 780,000 Shares are the subject of this Registration Statement, with the balance held by affiliates of the Company’s management. For each share of common stock purchased, the purchaser received a Class A Common Stock Purchase Warrant to purchase one share of common stock at $3.00 per share, subject to temporary reduction by the Company. The Class A Warrants shall be exercisable until December 31, 2009, unless extended by the Company or earlier redeemed on thirty (30) days’ prior written notice. Upon exercise of a Class A Warrant, a holder will receive in addition to one share of common stock, a Class B Common Stock Purchase Warrant to purchase one share of common stock at $6.00 per share, subject to temporary reduction by the Company. The Class B Warrants shall be exercisable until December 31, 2011, unless extended by the Company or earlier redeemed on thirty (30) days’ prior written notice. Upon exercise of a Class B Warrant, a holder will receive in addition to one share of common stock, a Class C Common Stock Purchase Warrant to purchase one share of common stock at $12.00 per share, subject to temporary reduction by the Company. The Class C Warrants shall be exercisable until December 31, 2013, unless extended by the Company or earlier redeemed on thirty (30) days’ prior written notice.

This is the initial Registration Statement of the Company and is for the purpose of allowing non-affiliated selling stockholders to resell their Shares at their own discretion and there are no past transactions of this kind. No founders’ shares are being registered for resale. The selling stockholders are people known or related to the Company and its Management or people doing business with the Company. The principal reason that shares were sold to friends, business associates and relatives of the Company’s founders is that those were the persons that such founders felt would be willing to make a nominal investment for their shares. No shares were offered to anyone whose names do not appear in the “Selling Stockholders” section of this Prospectus.

The Company shall receive no consideration, directly or indirectly, in connection with the future sale of the Shares registered under this Registration Statement by selling stockholders. In order for the Company to receive proceeds from the exercise of warrants a current prospectus will need to be in effect. Once a fundamental change in the Company occurs we will be required to file a post-effective amendment to the registration statement before any warrants can be exercised. Other than the $50,000 received in connection with the February 2007 private placement, the Company has not received any compensation in connection with this Offering. The costs of registering the Shares and other costs relating to the Offering are approximately $32,000. There is no dilutive impact of this Offering until any warrants are exercised at much higher prices than the current fair market value of the common stock. Due to the relatively small percentage of issued and outstanding shares being registered hereby, the material differences in exercise prices of the Warrants, the proportionate number of Shares issuable upon exercise under each respective Warrant, and the staggered expiration dates, the exercise of the Class A Warrants, Class B Warrants, and Class C Warrants would not be expected to result in dilution to the interests of the shareholders of the Company. Further, as a safeguard against dilution, the Class A, Class B, and Class C Warrants are subject to reduction at the discretion of the Company. See “Description of Securities” section below.

Summary Financial Information

The following summary financial information is derived from the more detailed audited financial statements and the notes to those statements appearing at the back of this prospectus. You should read those financial statements and notes for a further explanation of the financial data summarized below.

As of
February 28,
2007

Balance Sheet Data:
Cash	$46,858
Total assets	58,848
Total current liabilities	—
Deficit accumulated during the development stage	(152)
Total stockholders’ equity	58,848

Cumulative
from the Date
of Inception
(January 26,
2007) to
February 28,
2007

Statement of Operations Data:
Revenues	$—
Operating expenses	152
Net (loss)	(152)
Net loss per share	.002
Weighted average Shares outstanding	10,000,000

RISK FACTORS

You should carefully consider the risks and uncertainties described below before you decide to buy our Shares. While these are all known material risks and uncertainties we face, you should know that they are not the only ones facing us. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In these circumstances, the value of our Shares could decline, and you could lose all or part of the money you paid to buy our Shares.

An investment in the Shares offered hereby involves a very high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. The following factors, in addition to those discussed elsewhere in this document, should be considered carefully in evaluating the Company and its business. The order of presentation of each risk factor is not indicative of the relative importance of such factor.

Risks Related to Our Business

We are an early stage development company and have no operating history.

We were recently formed and have no operating history. As a result, it is difficult for us to accurately forecast our future operating performance. Furthermore, CSI Management has no experience in the foodservice industry. Our prospects must be considered in light of the risks, delays, expenses and difficulties frequently encountered by companies in the early stage of development. Many of these factors are beyond our control, including unanticipated development expenses, employment costs, and administrative expenses. We cannot assure our Investors that our proposed business plans as described in this prospectus will materialize or prove successful, or that we will commence commercial operations.

We expect to continue to incur losses for the near-future.

We project that we will continue to incur development and administrative expenses and operate at a loss for at least the next three years until we have completed at least several acquisitions. We will need to generate significant revenues to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties with respect to our business.

Our current capitalization is inadequate.

Since we have not commenced commercial operations and are without revenues, we are dependent on the proceeds of future offerings including, but not limited to, exercise of outstanding warrants, for working capital. Our February 2007 private placement will only enable us to become registered as a public reporting company. There can be no assurance that any additional financings will be available to us or that adequate funds for our operations will be available when needed or on terms that are acceptable to us. The inability to secure additional financing would prevent us from commencing commercial operations which would result in the loss of your investment in the Company.

Our financial statements have been prepared assuming that the Company will continue as a going concern.

The accompanying financial statements to this prospectus have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s accumulated deficit, lack of operations and sources of revenues raise substantial doubt about the Company’s ability to continue as a going concern. Our independent registered public accounting firm has included an explanatory paragraph expressing doubt about our ability to continue as a going concern in their audit report for the period ended February 28, 2007.

Our business strategy depends upon our ability to complete and manage acquisitions of other companies.

Our business strategy is to grow through acquisitions, which depends on our ability to identify, negotiate, complete and integrate suitable acquisitions. See “Business-Acquisition Strategy.” Even if we complete acquisitions we may experience:

•	difficulties in integrating any acquired companies, personnel and products into our existing business;

•	delays in realizing the benefits of the acquired company or products;

•	significant demands on the Company’s management, technical, financial and other resources;

•	diversion of our management’s time and attention to unexpected problems;

•	higher costs of integration than we anticipated;

•	unanticipated liabilities;

•	difficulties in retaining key employees of the acquired businesses who are necessary to manage these acquisitions; and/or

•	anticipated benefits of acquisitions may not materialize as planned.

We have no assurance that our proposed acquisitions will be completed.

Our business strategy is to expand our operations through strategic acquisitions. We have not entered into any agreements, arrangements or understandings to acquire any operating companies, and there is no assurance any acquisition will be completed for any number of reasons. These reasons include, but are not limited to, our ability to obtain funding, complete the necessary due diligence, to our satisfaction; agree on all material terms of definitive purchase agreements; obtain audited financial statements consistent with the unaudited financial statements, or otherwise consummate the acquisition of any or all of such entities.

We may not be able to manage proposed acquisitions and achieve profitability.

In the event that we are able to complete any acquisitions, such acquisitions would present numerous challenges to us. These include the integration of the acquired entities with the operations, technologies and management of the Company and the attendant risks associated with such acquisitions, including possible unanticipated liabilities, unanticipated costs, diversion of management attention and loss of personnel.

We cannot assure you that we will successfully integrate or profitably manage any acquired businesses, that our continued business will achieve sales levels, profitability, efficiencies or synergies that justify the acquisitions, or that the acquisitions will result in increased earnings for us in any future period. Successful integration of the Company’s operations will depend on, among other things, our ability to attract, hire and retain skilled management and other personnel, none of which can be assured. To manage growth effectively, we will need to invest in development of enhancements to existing services, implement operational, financial and management information systems, procedures and controls, and integrate our personnel and operations with those of an acquired company. There can be no assurance that we will be able to manage the combined operations effectively, and failure to do so could have a material adverse effect on the Company’s business, financial condition and/or operating results.

In the case of debt funding, there can be no assurance that we will have sufficient income from operations of such acquired companies to satisfy the debt payments, which may then be adversely affected.

We may not be able to successfully compete against companies with substantially greater resources.

Since we have not yet commenced commercial operations, all of our future competitors are larger and have many more employees and substantially greater operating and financial resources than we do and thus will be able to exert significant influence on the markets in which we will be competing. They also have significantly longer operating histories and more established relationships within the foodservice industry. They can use their experience and resources against us in a variety of competitive ways. Although we intend to offer a competitively priced model to acquire companies, there can be no assurance that any future price competition by our competitors, if it develops, will not have a material adverse effect on our operations which would prevent us from carrying out our acquisition strategy.

Our business may be subject to fluctuations in the economy and geopolitical events.

Our business could be affected by general economic conditions and those specific to the foodservice and agricultural industries. In the event of a general economic downturn in the United States, agricultural prices may be substantially reduced. In addition, our business could be affected by geopolitical events such as war, threat of war or terrorist actions. Such an economic downturn or geopolitical event could materially and adversely affect our business and financial condition.

If we were to lose the services of our CEO, we may not be able to execute our business strategy.

Our future success depends in a large part upon the continued service of Dr. Johnny Thomas, our founder and CEO. Dr. Thomas is critical to the overall management of the Company, as well as the development of our business strategy and our strategic direction. Although we intend to enter into employment agreements with Dr. Thomas, as well as our other executive officers, at the time we commence commercial operations, at this stage in our history, the loss or unavailability of Dr. Thomas would be expected to seriously impede our ability to execute our business plan. Johnny Thomas, John Francis and Helen Thomas, our founders and management, expect to acquire operating companies and will not merge and voluntarily give up control of the Company for at least 12 months from the date of this Prospectus.

If we are unable to hire, retain or motivate qualified personnel, consultants and advisors, we may not be able to grow effectively.

Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

We may become subject to undisclosed liabilities as a result of proposed acquisitions.

While we will conduct whatever due diligence we can with regard to all acquisitions, there may be significant undisclosed liabilities associated with a entity that might not be known to us prior to an acquisition. The indemnities and warranties that we will receive in connection with the provided acquisitions might not fully cover such liabilities, in which case our operations may be adversely affected.

Selling stockholders may suffer dilution if founders or their affiliates register their shares under future registration statements.

The founders of the Company and their affiliates acquired their shares of common stock, which represent a controlling interest in the Company, at a cost substantially less than that which purchasers from this Offering may purchase their Shares. In the event founders’ shares and their affiliates, including shares underlying warrants, are registered under future registration statements filed with the Commission, Investors selling Shares under this registration statement may bear a substantial portion of the risk of loss and experience dilution of their interests in the Company, while control of the Company will remain in the hands of Management of the Company.

The determination of the offering price of the shares and exercise prices of warrants was arbitrary.

The offering price of the Shares in our February 2007 private placement and the exercise prices of Warrants were arbitrarily determined by the Company. Among the factors considered in determining these prices were estimates of the Company’s prospects, the background of Management and current conditions in the securities markets and in the foodservices industry. There is, however, no relationship between the offering price of the Shares, the exercise prices of the Warrants, and the Company’s assets, current earnings, book value or any other objective criteria of value. The exercise prices are no indication of the value of the common stock or of the assets that the Company now owns or may acquire. Thus, the Company cannot assure investors that the underlying common stock may be resold for the purchase price paid by an investor or, for that matter, any price.

Our principal stockholders may have the ability to control almost all matters of the company.

The Company’s three founders and their affiliates own nine million shares of common stock, all of which are restricted. These shares represent 90% of the ten million issued and outstanding shares of common stock of the Company. Therefore, management will be able to control the outcome of all issues submitted to stockholders of the Company until the Company is able to raise additional equity financing. This includes their ability to elect the entire Board of Directors, amend the Certificate of Incorporation, approve a merger or consolidation of the Company with another company or approve the sale of all or substantially all of the assets of the Company without the agreement of minority stockholders. See “Principal Stockholders” for further details.

Absence of public market.

There is no public market for the Shares or Warrants, and no assurance one will develop as a result of this Offering. Further, even if this registration statement becomes effective, there can be no assurance that a market for the Warrants will be created. Rule 144 promulgated under the Securities Act requires, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements of the Securities Act. There can be no assurance that we will fulfill in the future any reporting requirements under the Exchange Act, or disseminate to the public any current financial or other information concerning the Company, as required by Rule 144 as one of the conditions of its availability.

The company does not intend to pay dividends to its stockholders.

We do not intend to declare or pay cash dividends to our stockholders until we have achieved profitability, if ever. The Company cannot provide any assurance that it will be able to pay any dividends to purchasers of the Shares offered hereby.

Our common stock is subject to restrictions on sales by broker-dealers and penny stock rules, which may be detrimental to investors.

Our common stock will be subject to Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which imposes certain sales practice requirements on broker-dealers who sell our common stock to persons other than established customers and “accredited investors” (as defined in Rule 501(a) of the Securities Act). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. This rule adversely affects the ability of broker-dealers to sell our common stock and purchasers of our common stock to sell their Shares of our common stock.

Additionally, our common stock will be subject to SEC regulations applicable to “penny stocks.” Penny stocks include any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations require that prior to any non-exempt buy/sell transaction in a penny stock, a disclosure schedule proscribed by the SEC relating to the penny stock market must be delivered by a broker-dealer to the purchaser of such penny stock. This disclosure must include the amount of commissions payable to both the broker-dealer and the registered representative and current price quotations for our common stock. The regulations also require that monthly statements be sent to holders of a penny stock that disclose recent price information for the penny stock and information of the limited market for penny stocks. These requirements adversely affect the market liquidity of our common stock.

If our common stock is traded on the OTC Bulletin Board, it may be detrimental to investors.

We intend to seek to have our Shares of common stock traded on the OTC Bulletin Board. Securities traded on the OTC Bulletin Board generally have limited trading volume and exhibit a wide spread between the bid/ask quotations. We cannot predict whether a more active market for our common stock will develop in the future. In the absence of an active trading market: investors may have difficulty buying and selling our common stock or obtaining market quotations; market visibility for our common stock may be limited; and a lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

Preferred Stock as an anti-takeover device.

We are authorized to issue 20,000,000 shares of preferred stock, $.001 par value. The preferred stock may be issued in series from time to time with such designation, voting and other rights, preferences and limitations as our Board of Directors may determine by resolution. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without stockholder approval subject to approval of the holders of our preferred stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without any further action by our stockholders.

We are subject to critical accounting policies, and we may interpret or implement required policies incorrectly.

We will follow generally accepted accounting principles for the U.S. in preparing our financial statements. As part of this process, we must make many estimates and judgments about future events. These affect the value of the assets and liabilities, contingent assets and liabilities, and revenue and expenses that we report in our financial statements. We believe these estimates and judgments are reasonable, and we make them in accordance with our accounting policies based on information available at the time. However, actual results could differ from our estimates, and this could require us to record adjustments to expenses or revenues that could be material to our financial position and results of operations in future periods.

Possible redemption of warrants.

The Company, at its option, may redeem the Warrants at $.001 per Warrant at any time upon 20 days’ prior written notice, subject to assignment to standby purchasers. Redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, sell the Warrants at the then current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants at the time of redemption.

If we do not keep a registration statement current, your ability to sell the Warrant Shares will be limited.

We must keep a registration statement such as the one of which this prospectus is a part, effective with the SEC in order for selling stockholders to receive registered stock upon the exercise of warrants as well as to freely sell the shares of common stock underlying the warrants. We may not be able to maintain a registration statement in effect throughout the period during which the warrants remain exercisable. Once our Shares are traded on a market, or a fundamental change occurs in our Company, we will not allow any warrants to be exercised and proceeds received by the Company prior to our filing a post-effective amendment to this registration statement. Provided a registration statement is kept effective, following any sale made by selling stockholders of their shares underlying the warrants, prospective purchasers shall receive registered common stock. Maintaining an effective registration statement requires substantial continuing expenses for legal and accounting fees and we cannot guarantee our ability to keep the registration statement effective.

Our ability to borrow money will directly impact our growth.

Our growth will depend, in large part, on our ability to continue to make acquisitions and expand operations. As a result, our inability to finance acquisitions and capital expenditures through borrowed funds could restrict our ability to expand.

Our growth is dependent on our ability to complete acquisitions and integrate operations of acquired businesses.

Our strategy is to achieve growth through acquisitions of other businesses. We may not be able to make acquisitions in the future and any acquisitions we do make may not be successful. Furthermore, future acquisitions may have a material adverse effect upon our operating results, particularly in periods immediately following the consummation of those transactions while the operations of the acquired businesses are being integrated into our operations.

Achieving the benefits of acquisitions depends on the timely, efficient and successful execution of a number of post-acquisition events, including integrating the business of the acquired company into our purchasing programs, distribution network, marketing programs and reporting and information systems. We may not be able to successfully integrate the acquired company’s operations or personnel, or realize the anticipated benefits of the acquisition. Our ability to integrate acquisitions may be adversely affected by many factors, including the relatively large size of a business and the allocation of our limited management resources among various integration efforts.

In connection with the acquisitions of businesses in the future, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and our indemnity for such liabilities typically has been limited and may, with respect to future acquisitions, also be limited.

Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

Risks Related to the Foodservice Industry

The industry is characterized as a low margin business sensitive to inflation and economic conditions.

The foodservice distribution industry is characterized by relatively high inventory turnover with relatively low profit margins. The Company expects that a significant portion of its sales would be made at prices that are based on the cost of products it would sell plus a percentage markup. As a result, profit levels may be negatively impacted during periods of product cost deflation, even though gross profit percentage may remain relatively constant. Prolonged periods of product cost inflation also may have a negative impact on the Company’s profit margins and earnings to the extent such product cost increases are not passed on to customers due to resistance to higher prices and the timing needed to pass on such increases. The foodservice industry is sensitive to national and regional economic conditions. Inflation, fuel costs and other factors affecting consumer confidence and the frequency and amount spent by consumers for food prepared away from home would likely negatively impact prospective sales and operating results. The Company expects that prospective operating results would also be sensitive to, and would be adversely affected by, other factors, including difficulties collecting accounts receivable, competitive price pressures, severe weather conditions and unexpected increases in fuel or other transportation-related costs.

Added costs will contribute to reduced profit margins.

Effective in 2006, food processors and distributors need to include on nutrition labels the amount of trans fatty acids in thousands of foods. The increase in laws and regulations is an added cost for food distributors and is a result of consumers becoming more concerned with health issues and rising obesity rates. Food distribution companies continue to expect greater sales and weaker profit margins, due in part in increased competition, high expenses and weak trading partner relationships. To cut costs, distributors are streamlining warehouse logistics, investing in new technologies, adding new products that improve profit margins and reducing employee turnover, all of which are expected to be added expenses for the Company. Many distributors expect increased consolidation within the industry as profit margins become too tight for struggling companies. Moreover, competition has intensified among food distributors to meet strengthening demand from increased sales to the restaurant industry.

Increased fuel costs will adversely affect profit margins.

High fuel prices raise food distributors’ transportation costs and adversely affect profit margins. In addition, the high cost of fuel can negatively impact consumer confidence and discretionary spending and thus reduce the frequency and amount spent by consumers for food prepared away from home. The high cost of fuel can also increase the price paid for products as well as the costs incurred to deliver products to customers. The price of gasoline has dramatically increased over the last few years as a result of rising crude oil prices. Such factors may negatively impact our future sales, margins, operating expenses and operating results.

Interruption of supplies and increases in product costs may hinder our ability to service customers.

The Company may be required to obtain substantially all of its foodservice and related products from third party suppliers. In addition, the Company likely will not control the actual production of the products it will sell, and therefore could be subject to delays caused by interruption in production and increases in product costs based on conditions outside our control. These conditions include work slowdowns, work interruptions, strikes or other job actions by employees of suppliers, weather, crop conditions, transportation interruptions, unavailability of fuel or increases in fuel costs, competitive demands and natural disasters or other catastrophic events (including, but not limited to, the outbreak of avian flu or similar food-borne illnesses in the United States and elsewhere). If the Company can not obtain adequate supplies of its foodservice and related products as a result of any of the foregoing factors or otherwise, we may be unable to fulfill our obligations to customers, and customers may turn to other distributors.

We may risk exposure from product liability claims.

Sellers of food face the risk of exposure to product liability claims in the event that the use of products sold causes injury or illness as a result of contamination, food-borne illnesses (such as e-coli, avian flu, bovine spongiform encephalopathy, hepatitis A, trichinosis or salmonella), food tampering, or otherwise. Once the Company commences commercial operations, it expects to maintain sufficient primary or excess umbrella liability insurance. However, such insurance may not continue to be available at a reasonable cost, or, if available, may not be adequate to cover all liabilities. Although the Company intends to seek contractual indemnification and insurance coverage from parties supplying its products, such indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by suppliers. If the Company does not have adequate insurance or contractual indemnification available, product liability relating to defective products could materially reduce the Company’s future net earnings and earnings per share.

Negative publicity may cause sales to decrease.

Instances of food-borne illnesses, food tampering or contamination, or other health concerns, even those unrelated to the use of the Company’s products, can result in negative publicity about the foodservice distribution industry and cause sales to decrease dramatically. Food distributors may come under increased scrutiny by the U.S. Food and Drug Administration (the “FDA”) in their efforts to control listeria and other outbreaks (such as e-coli, avian flu, bovine spongiform encephalopathy, hepatitis A, trichinosis or salmonella) in ready-to-eat foods. The FDA is considering extending strict control from meat processors to food distributors and grocery stores by testing food preparation and storage areas for contamination. Contaminated food distribution centers could suffer from a negative image if inspection results are made public, resulting in a possible loss of customers and subsequent revenues.

Availability of qualified labor could affect our business.

Our operations will rely heavily on our employees, particularly drivers, and any shortage of qualified labor could significantly affect the Company’s business. Our future recruiting and retention efforts and efforts to increase productivity gains may not be successful and there may be a shortage of qualified drivers in future periods. Any such shortage could decrease our ability to effectively serve our customers. Such a shortage would also likely lead to higher wages for employees and a corresponding reduction in our revenue and earnings.

We may become reliant on technology for efficient operations.

The need to synchronize data and the related information shortfalls are key to food distributors. Global trends are moving toward developing and adopting standardized protocols for data synchronization. This will be an added expense encountered by the Company carrying out its business strategy. One of the greatest transportation challenges for food distributors is getting products delivered from suppliers to distribution centers (inbound deliveries). The Internet is playing a growing role in creating an automated communications network for tracking inbound products. The Company will need to develop a network to enable deliveries to be tracked on the Internet, in order to operate profitability.

Our ability to reduce costs and increase profits, as well as our ability to serve customers most effectively, may depend on the reliability of our technology network. The Company expects to use software and other technology systems to load trucks in the most efficient manner to optimize the use of storage space and minimize the time spent at each stop. Any disruption to these computer systems in the future could adversely impact our customer service, decrease the volume of our business and result in increased costs. While we expect to invest in technology security initiatives and disaster recovery plans, we recognize that these measures cannot fully insulate the Company from technology disruption that could result in adverse effects on operations and profits.

USE OF PROCEEDS

We will not receive proceeds from the sale of Shares offered hereby by the Selling Stockholders, except upon the exercise of Warrants for which a current prospectus will need to be in effect. Once a fundamental change in the Company occurs we will be required to file a post-effective amendment to the registration statement prior to the exercise of any warrants and or our receipt of proceeds therefrom. In February 2007, the Company sold 1,000,000 shares of its common stock to 35 persons for $50,000 pursuant to Regulation D under the Securities Act. The sale of such shares was not specifically intended to raise financing since the funds raised were de minimis and intended to cover formation costs and the costs of this registration statement. The financing was intended to get relatives and business associates of management involved in our business. The February 2007 Private Placement was primarily intended to establish a shareholder base whose shares could be registered in order to create a public market for our securities. This will enable the Company to be able to execute its business plan of acquiring companies as a public company which could register securities for the prior owners of acquired companies.

PLAN OF OPERATIONS

The Company has relied on its initial capitalization from its founders and the February 2007 private placement of $50,000. The Company is using the proceeds of the sale of securities to pay its organizational expenses, audit and legal expenses for this registration statement.

The ability of CSI to implement its business plan depends upon the Company’s ability to have this registration statement declared effective. CSI does not have any material commitments for expenditures. It intends to raise additional funds from either new investors and/or the exercise of outstanding warrants in order to fund its proposed operations.

CSI does not intend to hire any additional employees, enter into an office lease or make any other significant expenditures until it seeks to commence commercial operations. While the Company will seek potential acquisitions for which it would then seek financing, it currently has no agreements, arrangements or understanding to acquire any other company.

Management of the Company intends to evaluate new technologies to improve food security and to develop faster methods to detect, eliminate, or protect the food chain from adulterated foods and animal feed. The Company intends to establish a scientific adversary board of independent consultants to assist the Company in developing or acquiring rights to such technologies. In addition, the Company may utilize and, if required, register with the U.S. Food and Drug Administration (“FDA”) electronic registration system for food facilities, promulgated under Public Health Security and Bioterrorism Preparedness and Response Act of 2002 (the Bioterrorism Act), which will help with quick identification and notification of food processors and other facilities involved in any deliberate or accidental contamination of food.

In the event the Company can establish a public market for its securities, Management believes it can raise subsequent funds to implement its business strategy and support the Company’s operations over the next 12 months.

BUSINESS

General

Consolidation Services, Inc. (“CSI, the “Company”, “we” or “us”) was formed on January 26, 2007, to engage in the acquisition and consolidation of companies engaged in the foodservice industry. The Company views the foodservice industry as including a wide spectrum of activities and will remain flexible as it matures by considering four courses of growth: (1) the consolidation of smaller acquired distribution companies; (2) a roll-up of certain suppliers to the distribution companies; (3) become a supplier of food products through a direct relationship with the large producers and growers of goods, or (4) evaluate and acquire or develop new technologies to improve food security and to develop faster methods to detect, eliminate, or protect the food chain from adulterated foods and animal feed. The Company’s management is focused on a roll-up in the food and/or agricultural industry because of their strong agricultural background and extensive acquisition experience. See “Management.”

Foodservice Distribution Industry Overview

Although the foodservice distribution market is large and growing, it remains fragmented. There are numerous distributors of food or food related products in the U.S. The largest food distribution companies in the U.S. are Sysco Corporation, U.S. Foodservice and Performance Food Group Company.

Most companies in the foodservice distribution industry purchase, store, market and transport food products, paper products and other supplies and food-related items to establishments that prepare and serve meals to be eaten away from home. Foodservice distribution companies are generally classified as “broadline,” “specialty” or “system” distributors. Broadline distributors offer a comprehensive range of food and related products from a single source of supply and provide foodservice establishments with the cost savings associated with large full-service deliveries. Specialty distributors generally are small, family-owned enterprises that supply only one or two product categories. System distributors typically supply a narrow range of products to a limited number of multi-unit businesses operating in a broad geographical area.

In recent years, consumers have spent an increasing percentage of their food dollars on meals eaten away from home. This trend reflects such demographic factors as the aging of the “baby-boomer” segment of the population, the growth of single parent and dual-income households and consumers’ increased desire for speed and convenience.

Strategy

Consolidation of Distributors.  The Company intends to engage in a consolidation, or “roll-up,” of smaller distribution companies. This would provide the Company with a larger customer base in an established area. Under this scenario, the Company would acquire smaller versions of companies like Sysco. The Company seeks to increase penetration of our current markets through acquisitions of small, privately owned distributors which we would fold into then existing operations and to expand into new markets through acquisitions of larger-sized distributors. Our goal would be to reach a large enough revenue base as an operating company (e.g., in excess of $100 million), while positioning the Company for a possible merger into one of the larger industry competitors including, but not limited to, those named above.

We believe that the Company can maximize its growth potential from factors that include the advantages of large-scale purchasing and distribution, warehousing efficiencies, industry consolidation, the desire of foodservice customers to use fewer vendors and heightened food safety concerns.

The Company anticipates using a combination of cash and stock, following the model previously used successfully by the Company’s management at a prior public company. See “Management.” The Company plans to implement an operating system similar to one of the larger industry competitors prior to commencing a large scale roll-up and streamline the accounting, inventory, trucking global positioning satellite (GPS), warehousing and other functions of the Company. The Company will select state-of-the-art systems and equip

CSI to implement such systems prior to commencing acquisitions. All acquisitions will be brought under one unified system early, when acquired.

The main advantage to this strategy is that during each fiscal year, all acquired units would be using the same operating systems. The acquired companies would operate as one seamless entity taking advantage of economies of scale. This approach would enable the Company to focus on fewer but larger acquisition targets which would strengthen its market share. While this strategy will also require greater initial capitalization, the Company would generally have a greater takeover value on any given day.

Consolidation of Suppliers.  A second alternative business strategy within the foodservice industry would be to acquire or roll-up certain suppliers to the distribution companies, some of which are listed under “Competition” below. Under this plan, the Company would become a significant supplier to the foodservice industry, instead of becoming primarily a distribution company within the sector.

The Company expects to be able to fully integrate companies into one system as they are acquired. As set forth above under “— Consolidation of Distributors” the main advantage to this approach is that during each fiscal year, all acquired units would be using the same operating systems and the acquired companies would operate as one seamless entity taking advantage of perceived economies of scale.

Build a Supply Business.  A third alternative is to build a business on the supply side by dealing directly with large producer/growers. Under this scenario, the Company would select products where there is the potential for real value added by growing products under certified quality standards that give the ultimate distribution companies a marketing edge (such as organic, steroid-free, standard of freshness). The Company would look to companies that have achieved success in this sector such as Frito Lay® for potatoes, Birdseye® for peas/vegetables, McDonalds® for beef and the like.

This plan is likely to involve the building of process plants to ensure quality standards. The Company will consider all agricultural products, domestic and international, where the combination of scale and quality standards could serve as the base for building a successful company.

The Company has concluded that a strong, profitable company can be built using any of the above-referenced models. Although the Company will consider all means of carrying out its business strategy, Management prefers a roll-up acquisition strategy due to management’s extensive experience and success in the consolidation area.

Improve Food Safety.  Management of the Company intends to evaluate new technologies to improve food security and to develop faster methods to detect, eliminate, or protect the food chain from adulterated foods and animal feed. The Company is currently evaluating technology that could be used in the food service industry to help ensure food safety as well as reduce the of risk of contaminants and other food-borne illnesses (such as e-coli, avian flu, bovine spongiform encephalopathy, hepatitis A, trichinosis or salmonella) and injuries by providing for earlier detection, elimination, or prevention of contamination, tampering, or food-borne illnesses. Management is in the process of forming a scientific advisory board of professionals to assist in the search for such new technologies.

In addition, the Company may utilize and, if required, register with the U.S. Food and Drug Administration (“FDA”) electronic registration system for food facilities, promulgated under Public Health Security and Bioterrorism Preparedness and Response Act of 2002 (the Bioterrorism Act), which will help with quick identification and notification of food processors and other facilities involved in any deliberate or accidental contamination of food.

Customers and Products

The foodservice industry consists of different customer types, such as “traditional,” “chain restaurant” and “retail.” Traditional foodservice customers include restaurants, hospitals, schools, hotels and industrial caterers. Chain restaurant customers include regional and national hamburger, sandwich, pizza, chicken, steak and other chain operations. Retail operations include grocery store, convenience stores, supermarkets and warehouse clubs.

If the Company chooses to grow through acquisition of distributorships, products distributed by the Company would include frozen foods, such as meats, prepared entrees, fruits, vegetables and desserts, canned and dry foods, fresh meats, imported specialties, pet foods, fresh produce, and other grocery items. In addition, the Company would supply non-food items, including: paper products such as disposable napkins, plates and cups, tableware such as china and silverware, cookware such as pots, pans and utensils, restaurant and kitchen equipment and supplies and cleaning supplies. The Company would also plan to distribute nationally-branded merchandise, as well as products packaged under private brands to be created and marketed.

The Company believes that prompt and accurate delivery of orders, close contact with customers and the ability to provide a full array of products and services to assist customers in their foodservice operations will be of primary importance in the marketing and distribution of products to traditional customers. Other important features will be to offer daily delivery to certain customer locations and have the capability of delivering special orders on short notice. Ancillary services relating to foodservice distribution would be available, such as providing customers with product usage reports and other data, menu-planning advice, food safety training and assistance in inventory control, as well as access to various third party services designed to add value to customers’ businesses.

Sales to chain restaurant customers would consist of a variety of food products. The Company believes that consistent product quality and timely and accurate service are important factors in the selection of a chain restaurant supplier.

Suppliers

The Company expects to purchase products from numerous suppliers, none of which would be expected to individually account for a substantial portion of the Company’s purchases. The Company expects that most of products distributed by us will be available from a variety of suppliers. This would prevent single-source dependency. Similarly, we do not expect to enter into long-term supply contracts for our material product requirements. Suppliers will consist generally of large corporations selling brand name and private label merchandise and independent regional brand and private label processors and packers. We would seek to enhance our purchasing power through volume purchasing.

Through acquisitions, we expect to grow vertically. This would enable an affiliate to brand and market products through our own distribution operations to independent foodservice distributor facilities nationwide. For such services, we could expect to receive marketing fees paid by suppliers. Products would also be sold through our proprietary brands.

To insure supplier quality control, we would monitor the quality of the products offered by various suppliers and ensure consistency of product quality across our distribution network. Our Company would maintain a comprehensive quality control and assurance program that would actively involve several employees in daily quality control activities. The quality control process includes the selection of suppliers and the policing of quality standards through product sampling at both our primary distribution sites and any acquired facilities and through visits to growing fields, manufacturing facilities and storage operations.

Revenue Model

The Company is continuing to do extensive research and evaluation to finalize a specific business plan that will be used to seek permanent funding. Based on prior experience, Management has implemented a funding program involving the use of the common stock purchase warrants. For the 780,000 Shares offered hereby by non-affiliates, the Company has issued one warrant which if fully exercised for two additional warrants and a total of three Shares, or an aggregate of 2,340,000 warrant Shares at initial exercise prices, unless lowered, would raise an aggregate of approximately $16,380,000. Most of Management’s time immediately going forward will be focused on capital formation. The Company is seeking to register its Shares with the Securities and Exchange Commission and become a publicly owned company pursuant to this registration statement. Management believes that if CSI is a publicly traded company, with a warrant and stock option program that enhances capital formation, it will serve as an incentive for future employees and be attractive to acquisition/merger candidates.

CSI’s management has extensive experience in the agricultural industry and believes that such experience, coupled with its knowledge of the foodservice industry, will enable the Company to obtain sufficient funding to carry out its stated business strategy. Once we establish an operating base through acquisitions, we intend to earn market share and grow earnings by focusing on sales growth, brand management, productivity gains, sales force effectiveness and supply chain management through continued acquisitions and streamlined operations.

Competition

The three largest food distribution companies are Sysco Corporation, US Foodservice and Performance Food Group Company, with a combined market share of less than 30%. Competition is intense among the distributors in the food distribution segment as evidenced by the low margin nature of the business. Success in this segment is measured by the ability to leverage scale in order to gain pricing advantages and operating efficiencies, to provide superior merchandising programs and services to the independent customer base and to use technology to increase distribution efficiencies.

According to industry sources, the foodservice, or food-prepared-away-from-home, market represents approximately one-half of the total dollars spent on food purchases made at the consumer level. This share grew from about 37% in 1972 to about 50% in 1998 and has not changed materially since that time. General economic conditions and consumer confidence can affect the frequency of purchases and amounts spent by consumers for food-prepared-away-from-home and, in turn, can impact their sales. Historically, they have grown at a faster rate than the overall industry.

Numerous companies are engaged in foodservice distribution. Foodservice operators may also choose to purchase products directly from retail outlets. While the Company anticipates that competition would be encountered primarily from local and regional distributors, the largest companies in the industry also compete on a national basis. We believe that the principal competitive factors in the foodservice industry are effective customer contacts and the ability to deliver a wide range of quality products and related services on a timely and dependable basis at competitive prices. We estimate that there is an annual market of approximately $232 billion for the North American foodservice and hotel amenity, furniture and textile markets.

Government Regulation

As a marketer and distributor of food products, the Company may be subject to the U.S. Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the U.S. Food and Drug Administration (“FDA”). The FDA regulates manufacturing and holding requirements for foods through its manufacturing practice regulations, specifies the standards of identity for certain foods and prescribes the format and content of certain information required to appear on food product labels.

Depending on the product lines maintained by the Company, the Company may also become subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Packers and Stockyard Act and regulations promulgated thereunder by the U.S. Department of Agriculture (“USDA”). The USDA imposes standards for product quality and sanitation including the inspection and labeling of meat and poultry products and the grading and commercial acceptance of produce shipments from the Company’s suppliers. The Company may also become subject to the Public Health Security and Bioterrorism Preparedness and Response Act of 2002, which imposes certain registration and record keeping requirements on facilities that manufacture, process, pack or hold food for human or animal consumption.

The Company and its products could also become subject to state, provincial and local regulation through such measures as the licensing of its facilities; enforcement by state, provincial and local health agencies of state, provincial and local standards for the Company’s products; and regulation of the Company’s trade practices in connection with the sale of its products. Facilities may be subject to inspections and regulations issued pursuant to the U.S. Occupational Safety and Health Act by the U.S. Department of Labor. These regulations require the Company to comply with certain manufacturing, health and safety standards to protect its employees from accidents and to establish hazard communication programs to transmit information on the hazards of certain chemicals present in products which might be distributed by the Company.

The Company may also become subject to regulation by numerous U.S. federal, state and local regulatory agencies, including, but not limited to, the U.S. Department of Labor, which sets employment practice standards for workers, and the U.S. Department of Transportation, which regulates transportation of perishable and hazardous materials and waste, and similar state and local agencies. Further, the Company anticipates that distribution facilities would have ammonia-based refrigeration systems and tanks for the storage of diesel fuel and other petroleum products which are subject to laws regulating such systems and storage tanks.

Legal Proceedings

The Company was recently formed and is not a party to any legal proceedings.

Facilities

The Company is operating from the residence of its CEO, Dr. Johnny Thomas, with an address at 2756 N. Green Valley Parkway, Suite 225, Henderson N.V. 89014.

Employees

As of the date of this Prospectus, we had three full-time employees consisting of the three members of management. We will not hire additional personnel prior to such time as we commence commercial operations.

MANAGEMENT

Executive Officers and Directors

The following table provides information concerning each officer and director of the Company. All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified.

Names	Ages	Position

Johnny R. Thomas	65	Chairman of the Board, Chief Executive Officer and President
John C. Francis	57	Vice President, Chief Financial Officer and Director
Helen Thomas	42	Secretary/Treasurer and Director

Johnny R. Thomas has served as Chairman of the Board, Chief Executive Officer and President since the Company’s inception on January 26, 2007. For more than the past five years, Dr. Thomas has been self employed as an investor in securities, real estate and limited custom home development. Since January 2000, Dr. Thomas has been a managing member of Falcon Financial Group, LLC, financial consultants. Prior thereto, he was a founder and served as Chairman of the Board and CEO of AgriBioTech, Inc. from September 1993 until February 1999. AgriBioTech and several of its subsidiaries filed a voluntary petition for bankruptcy in January 2000 (and subsequently liquidated in Chapter 7), approximately eleven months following Dr. Thomas’s departure from the Company. Dr. Thomas received his Ph.D. in genetics/plant breeding from Oregon State University in 1966.

John C. Francis has served as Vice President, Chief Financial Officer and a director of the Company since its formation on January 26, 2007. He has served as the President and a director of Native American Television Network, Inc. (NATVN) since June 2004. NATVN is establishing the first Western hemispheric, pan-tribal digital cable channel, to broadcast Native American television programming. Mr. Francis has served as Managing Member of Acalan, LLC since its formation in 1998. Acalan is a new media company specializing in the development, production and distribution of transformational media. Mr. Francis has also been a managing member of Falcon Financial Group, LLC since January 2000. He served as Chief Financial Officer (from April 1994 to April 1996), vice-president, secretary and director (April 1994 through January 1999) of AgriBioTech, Inc. (See above).

Helen Thomas has served as Secretary/Treasurer and a director of the Company since its formation on January 26, 2007. Since 1998, Ms. Thomas, an artist and the spouse of Johnny Thomas, has been self employed as an investor in securities, real estate and limited custom home development. Prior thereto, from 1989 she was employed by FCI Environmental, Inc. as an electrical engineer designing and developing sensor electronics and writing software codes for electronic instruments. Ms. Thomas holds B.S. and M.S. degrees from University of Nevada, Las Vegas with a major in electrical engineering.

No officer or director is required to make any specific amount or percentage of his business time available to us. Each officer of the Company intends to devote such amount of his or her time to our affairs as is required or deemed appropriate by the Company. Johnny Thomas, John Francis and Helen Thomas, our founders and management expect to acquire operating companies and will not merge or voluntarily give up control of the Company for at least 12 months from the date of this Prospectus.

Proposed Scientific Advisory Board

Management of the Company intends to form a scientific advisory board of professionals from both within and outside of the foodservice industry, to assist in the search for new technologies allowing for the early detection, prevention, or elimination of contaminants, food-borne illnesses (such as e-coli, avian flu, bovine spongiform encephalopathy, hepatitis A, trichinosis or salmonella), and other illnesses or injuries that may result from the Company’s products or services.

Executive Compensation

Since inception, we have paid no cash or non-cash executive compensation (including stock options or awards, perquisites, or deferred compensation plans), whatsoever, to the officers or directors. Following the date of this prospectus, our officers and directors will also continue not to receive any form of cash compensation from the Company until at least such time as the first acquisition is completed or CSI otherwise commences commercial operations.

2007 Employee Stock Incentive Plan

The Company has adopted the 2007 Employee Stock Incentive Plan (the “2007 Plan”) in order to motivate participants by means of stock options and restricted shares to achieve the Company’s long-term performance goals and enable our employees, officers, directors and consultants to participate in our long term growth and financial success. The 2007 Plan provides for the grant of any combination of stock options to purchase shares of Common Stock or restricted stock to our directors, officers, employees and consultants and those of any subsidiaries. The 2007 Plan which is administered by our Board of Directors, authorizes the issuance of a maximum of 5,000,000 shares of Common Stock, which may be authorized and unissued shares or treasury shares. The stock options granted under the 2007 Plan shall be either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code (“ISO’s”), or non-qualified stock options (“NQSO’s”). Both incentive stock options and non-qualified stock options must be granted at an exercise price of not less than the fair market value of shares of Common Stock at the time the option is granted and incentive stock options granted to 10% or greater stockholders must be granted at an exercise price of not less than 110% of the fair market value of the shares on the date of grant. If any award under the 2007 Plan terminates, expires unexercised, or is cancelled, the shares of Common Stock that would otherwise have been issuable pursuant thereto will be available for issuance pursuant to the grant of new awards. The 2007 Plan was adopted by the Board and Shareholders on January 27, 2007. The 2007 Plan will terminate on January 27, 2017. No options have been grated, to date, under the 2007 Plan.

Certain Relationships and Related Transactions

On January 26, 2007, in connection with the formation of the Company, the officers of the Company and their affiliates purchased 9,000,000 Shares of common stock from the Company for an aggregate of $9,000, or $.001 per share. For each share of Common Stock purchased, the officer or his/her affiliates received one Class A Warrant exercisable for three additional Shares when fully exercised. On February 26, 2007, the Company completed an unregistered private offering under the Securities Act relying upon the exemption from registration afforded by Rule 505 of Regulation D promulgated thereunder. The Company sold 1,000,000 Shares of its $.001 par value common stock at a price of $.05 per share for $50,000 in cash. For each share of Common Stock purchased, the purchaser or his affiliates received one Class A Warrant exercisable for three additional Shares when fully exercised.

We are provided office space, telephone and secretarial services from our Chief Executive Officer, without charge on an oral basis. CSI intends to rent office space and hire administrative personnel following the date of this prospectus when the Company commences commercial operations.

Conflicts of Interest

In order to minimize potential conflicts of interest relating to non arms-length transactions based on our current business strategy concerning the foodservice industry, (i) we will not combine with any target business in which our officers, directors or stockholders (pre-offering), which include those listed in the “Selling Stockholders” section, below, or their respective affiliates, serve as officers, directors or partners or own or hold an ownership interest, (ii) none of such persons will receive from us or the target business or its principals any finder’s fees, consulting fees or similar compensation, whether in cash, securities or otherwise, for introducing to us a target business, and (iii) our management will not negotiate or otherwise consent to the purchase of their respective common stock as a condition of or in connection with our proposed combination with a target business. By virtue of having signed the registration statement of which this prospectus is a part, our directors and officers confirm that they know of no special circumstances under which, through their own initiative, this understanding will change.

However, in the event we are unable to implement our business strategy and are required to consider other industries or areas in the best interests of the Company, the possibility of potential conflicts of interests exist with other business interests of Management.

In addition, our officers and directors currently have, or may in the future have, real or potential conflicts of interest with us in connection with their allocation of business time and with respect to corporate opportunities.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the number and percentage of common stock (being our only voting securities) beneficially owned by each officer and director, each person (including any “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own 5% or more of our common stock, and all officers and directors as a group, as of the date of this prospectus.

	Amount and		Percentage of
	Nature of		Outstanding
	Beneficial		Shares Owned
Name	Ownership(1)		Before Offering(2)

Johnny R. Thomas	2,555,000	(3)	25.6%
John C. Francis	3,035,000	(4)	30.4%
Helen Thomas	3,150,000	(5)	31.5%
All Officers and Directors as a Group (3 persons)	8,740,000		87.4%

(1)	Unless otherwise indicated, the Company has been advised that all individuals listed have the sole power to vote and dispose of the number of Shares set forth opposite their names. For purposes of computing the number and percentage of Shares beneficially owned by a stockholder, any Shares which such person has the right to acquire within 60 days are deemed to be outstanding, but those Shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other stockholder.

(2)	Based on 10,000,000 Shares issued and outstanding as of the date of this prospectus. Does not include Shares of common stock issuable upon exercise of a Class A Warrant issued for each share of common stock currently issued and outstanding exercisable for one share of common stock and one Class B Warrant issuable for one share of common stock and one Class C Warrant exercisable for one share of common stock.

(3)	Includes 20,000 Shares held individually by Dr. Thomas, 2,500,000 Shares held by JRT Trust, an entity established for estate planning purposes, 30,000 Shares held by Serene Art LLC, of which Dr. Thomas is a 50% owner with Helen Thomas and 5,000 Shares held by Falcon Financial Group, of which Dr. Thomas is a 50% owner with John Francis. Dr. Thomas disclaims beneficial ownership of all Shares held by his wife, Helen Thomas, Bosque FLP, Capilla Holdings LLC and Manzano Family Limited Partnership, and Helen Thomas disclaims beneficial ownership of all Shares owned by him.

(4)	Includes 50,000 Shares held individually by Mr. Francis, 30,000 Shares held by Mr. Francis’s wife and two children, 5,000 Shares held by Falcon Financial Group, of which Mr. Francis is a 50% owner with Johnny Thomas, 1,500,000 held by Putun LLC (100% owned by John Francis), 100,000 Shares owned by Excalibur Trust, of which Mr. Francis is sole trustee, 1,000,000 Shares owned by Unicorn Trust of which Mr. Francis’ wife is sole trustee and 350,000 Shares held by Camelot, FLP an entity established for estate planning purposes. Mr. Francis disclaims beneficial ownership of all Shares held by his wife, Unicorn Trust and Camelot, FLP.

(5)	Includes 20,000 held by Helen Thomas, wife of Johnny Thomas, individually, 1,040,000 Shares hold by HHT Trust, 2,020,000 Shares held by Bosque FLP, 40,000 Shares held by Capilla Holdings LLC, 30,000 Shares held by Serene Art LLC, of which Helen Thomas is a 50% owner with Johnny Thomas, all of which entities were established for estate planning purposes.

SELLING STOCKHOLDERS

An aggregate of 3,120,000 Shares of Common Stock may be offered for sale and sold pursuant to this prospectus by the selling stockholders. The Shares are to be offered by and for the respective accounts of the selling stockholders. We have agreed to register all of the Shares under the Securities Act for resale by the selling stockholders and to pay all of the expenses in connection with such registration and sale of the Shares, other than underwriting discounts and selling commissions and the fees and expenses of counsel and other advisors to the selling stockholders. The selling stockholder are comprised of 28 persons that purchased restricted Common Stock in the Company in the February 2007 private placement, all of which stockholders are non-affiliates of the Company. The stockholders who purchased shares in the private placement, and whose shares may be deemed to be beneficially owned by management are not included in this prospectus. The selling stockholders are people known or related to the Company and its Management or people doing business with the Company. These are persons that the founders felt would be willing to make a nominal investment in the Company for their shares. To the best of Management’s knowledge, no Selling Stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer. We will not receive any proceeds from the sale of the Shares by the selling stockholders exclusive of any proceeds from the exercise of Warrants for which a current prospectus must be in effect.

•	We issued an aggregate of 1,000,000 Shares of our common stock to 35 investors in our February 2007 Private Placement. Of this amount, 780,000 shares sold to 28 non-affiliated stockholders are registered and being offered hereby.

Information with respect to the selling stockholders and the Shares of our common stock held by them and those Shares being offered for sale pursuant to this prospectus is set forth in the following table. None of the selling stockholders has had any material relationship with us within the past three years, except as noted above or in the notes to the following table.

			Amount and Nature
			of Beneficial
			Ownership After
	Number of		the Sale of
	Shares	Number of Shares	the Shares Being
	Owned Prior	Being Offered	Offered Percentage(1)
Selling Stockholder	to Sale	for Sale(2)	Before	After

Danny Ray Thomas	40,000	160,000	*	—
Siobhan Gray	10,000	40,000	*	—
Danny Ray Thomas and/or Quinn Thomas	10,000	40,000	*	—
David Thomas	20,000	80,000	*	—
Linda Thomas	10,000	40,000	*	—
Ester Thomas	20,000	80,000	*	—
Christie Treen	40,000	160,000	*	—
Christie Treen and/or Cori Vanmeter	10,000	40,000	*	—
Christie Treen and/or Joseph Treen	10,000	40,000	*	—
Bonnie Sue Thomas	10,000	40,000	*	—
Roxie Beth Baker	40,000	160,000	*	—
Sarah Baker	10,000	40,000	*	—
Jennifer Mitchell	10,000	40,000	*	—
Samantha Baker	10,000	40,000	*	—
Tammie Cortezz	40,000	160,000	*	—
Herbert Cortezz	10,000	40,000	*	—
Tammie Cortezz and/or Christian Winfield	10,000	40,000	*	—
Tammie Cortezz and/or Keegan Winfield	10,000	40,000	*	—
Tammie Cortezz and/or Maceo Cortezz	10,000	40,000	*	—
Tammie Cortezz and/or Bishop Cortezz	10,000	40,000	*	—
CKC LLC(4)(8)	100,000	400,000	1.0%	—
Tea Cups FLP(5)(8)	50,000	200,000	*	—
Cricket Trust(6)(8)	10,000	40,000	*	—
Ladybug Trust(7)(8)	10,000	40,000	*	—
Bridget A. Francis	10,000	40,000	*	—
Karrina N. Francis	10,000	40,000	*	—
Ciarra D. Francis	10,000	40,000	*	—
Manzano Limited Partnership(3)	240,000	960,000	2.4%	—

TOTAL	780,000	3,120,000	7.8%

*	Less than 1% of the issued and outstanding Shares

(1)	As of June 1, 2007, we had 10,000,000 Shares of common stock issued and unless otherwise indicated, each person has sole investment and voting power with respect to the Shares indicated. For purposes of this table, a person or group of persons is: (a) deemed to have “beneficial ownership” of any Shares as of a given date which such person has the right to acquire within 60 days after such date and (b) assumed to have sold all Shares registered hereby in this offering. For purposes of computing the percentage of outstanding Shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	For each share of common stock owned, a shareholder owns Class A Warrant exercisable for one share of common stock and one Class B Warrant issuable for one share of common stock and one Class C Warrant exercisable for one share, all of which Shares of common stock are registered for resale.

(3)	Johnny R. Thomas is an owner of a portion of these shares, however, Johnny and Helen Thomas disclaim beneficial ownership of these Shares. Voting and disposition power with respect to the shares offered hereby for resale are held by Danny Thomas.

(4)	Voting and disposition power with respect to the shares offered hereby for resale are held by Briget A. Francis, as sole manager.

(5)	Voting and disposition power with respect to the shares offered hereby for resale are held by Briget A. Francis, General Partner.

(6)	Voting and disposition power with respect to the shares offered hereby for resale are held by Briget A. Francis, Trustee.

(7)	Voting and disposition power with respect to the shares offered hereby for resale are held by Briget A. Francis, Trustee.

(8)	Briget A. Francis is the wife of John Francis who disclaims beneficial ownership of all of such Shares.

DESCRIPTION OF SECURITIES

General

We have authorized 200 million shares of common stock, par value $.001 per share and 20 million shares of preferred stock, par value $.001 per share. There are issued and outstanding as of the date of this prospectus 10 million shares of common stock (held by 38 holders of record) and no shares of preferred stock. We have no plans, proposals, arrangements or understandings with respect to selling our securities after the completion of the offering and prior to the location of a target business.

Preferred Stock

The Company has authorized the issuance of up to 20 million shares of preferred stock at $.001 par value. No shares of preferred stock have been issued to date. The board of directors has the authority to designate one or more series of preferred stock. Such provisions are referred to as “blank check” provisions, as they give the board of directors the flexibility, from time to time, without further stockholder approval, to create preferred stock and to determine the descriptions, preferences and limitations of each such series, including, but not limited to, (i) the number of shares, (ii) dividend rights, (iii) voting rights, (iv) conversion privileges, (v) redemption provisions, (vi) sinking fund provisions, (vii) rights upon liquidation, dissolution or winding up of the Company and (viii) other relative rights, preferences and limitations of such series.

If any series of preferred stock authorized by the board or directors provides for dividends, such dividends, when and as declared by the board of directors out of any funds legally available therefor, may be cumulative and may have a preference over the common stock as to the payment of such dividends. On the Company’s liquidation, dissolution or winding up, the holders of serial preferred stock may be entitled to receive preferential cash distributions fixed by the board of directors when creating the particular series of preferred stock before the holders of our common stock are entitled to receive anything. Depending upon the consideration paid for preferred stock, the liquidation preference of preferred stock and other matters, the issuance of preferred stock could therefore result in a reduction in the assets available for distribution to the holders of common stock in the event of liquidation of the Company. Holders of common stock do not have any preemptive rights to acquire preferred stock or any other securities of the Company. Preferred stock authorized by the board of directors could be redeemable or convertible into shares of any other class or series of our capital stock.

The issuance of serial preferred stock by our board of directors could adversely affect the rights of holders of our common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers. The preferred stock is not designed to deter or to prevent a change in control; however, under certain circumstances, the Company could use the preferred stock to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of the Company and thereby to protect the continuity of the Company’s management. In addition, the issuance of additional common stock or preferred stock at below market rates would dilute the value of the outstanding securities of the Company. The Company could also privately place such shares with purchasers who might favor the board of directors in opposing a hostile takeover bid, although the Company has no present intention to do so. The Company is currently not considering the issuance of preferred stock for such financing or transactional purposes and has no agreements or understandings, or any present intention to issue any series of preferred stock.

Common Stock

Each share of common stock entitles its holder to one vote, either in person or by proxy, at meetings of stockholders. Stockholders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of common stock can elect all of our directors. Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions.

Dividends

All shares of common stock are entitled to participate ratably in dividends when and as declared by our board of directors out of legally available funds. Dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception, and we presently anticipate that we will not declare dividends in the foreseeable future. Any future dividends will be subject to the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements and general business conditions and other pertinent facts.

Warrants

The following discussion is subject to the terms and conditions of the Class A, Class B and Class C Warrants each of which has been filed as an exhibit to this Registration Statement.

Terms.  For each Share issued in the February 2007 Private Placement and each share sold to the Company’s founders, the Company also issued one Class A Warrant to purchase one share of Common Stock. Each Class A Warrant entitles the holder to purchase one share of Common Stock and one Class B Warrant at any time after issuance at an exercise price per Class A Warrant of $3.00 per share subject to temporary reduction, set forth below. The Class A Warrants shall expire on December 31, 2009, subject to other terms and conditions described below. Each Class B Warrant entitles the holder to purchase one share of Common Stock and one Class C Warrant at any time after issuance at an exercise price of $6.00 per share subject to temporary reduction. The Class B Warrants shall expire on December 31, 2011 and be subject to other terms and conditions described below. Each Class C Warrant entitles the holder to purchase one share of Common Stock at any time after issuance at an exercise price of $12.00 per share, subject to temporary reduction. The Class A Warrants, Class B Warrants and Class C Warrants are sometimes collectively referred to herein as the “Warrants.” The Warrants may be exercised in whole or in part, at any time and from time to time during the Exercise Period. Warrants may be exercise for cash, pursuant to a “cashless exercise” right, in shares of the Company’s common stock having a fair market value equal to the exercise price, and non-cash consideration in the form of notes, exchanges, services, goods and any and all consideration deemed acceptable by the Company. Unless exercised, the Warrants will automatically expire at the end of the Exercise Period, subject to earlier termination by reason of redemption.

Anti-Dilution Provisions.  The Exercise Price of the Warrants shall be subject to adjustment from time to time in the event of any stock split, reverse stock split, stock dividend, distributions, recapitalization, reorganization, reclassification or similar events.

Reduction.  The respective exercise prices of the Class A Warrants, Class B Warrants and Class C Warrants are each subject to temporary reduction by the Company on not less than 30 days’ prior written notice to the holders of the Warrants.

Redemption.  The Class A, Class B Warrants and Class C Warrants will be subject to redemption by the Company at $.001 per Warrant, on 20 days’ prior written notice to the holders of the Warrants at any time. The Warrants will be exercisable until 5:00 p.m. on the day immediately preceding the date fixed for redemption. Notwithstanding the foregoing, the Company shall have the option, without further compensation to the holder other than the payment of the redemption price per Warrant, to cause any or all of the Warrants which were not properly exercised on or before the redemption date to be assigned to one or more standby purchasers effective immediately upon the redemption date, for the consideration equal to $.001 per non-exercised Warrant payable to the Company, and each standby purchaser shall have the right to exercise the non-exercised Warrants so assigned to such standby purchaser through the tenth business day following the Redemption Date.

State Blue Sky Information

We are offering these shares for sale only within the states of New York, Nevada, Oregon, New Mexico, Missouri and Utah where the selling stockholders reside. In the event we later decide to sell the shares in other states, we will amend this prospectus to disclose such additional states, if any, in which our securities will be eligible for resale in the secondary trading market based on available exemptions. Any eligibility of these shares for resale is based upon the registration of the securities in such states or the availability of an applicable exemption from the state’s registration requirements, subject in each case to the exercise of the broad discretion and powers of the securities commission or other administrative bodies having jurisdiction in each state and any changes in statutes and regulations which may occur after the date of this prospectus.

SEC Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the above provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is unenforceable.

Transfer Agent

CSI shall act as its own transfer agent until such time as our common stock is approved for trading on the OTCBB.

PLAN OF DISTRIBUTION

The Shares being offered for sale pursuant to this prospectus may be sold by the selling stockholders for their respective own accounts. Until such time, if ever, that the Shares are listed on the Over-the-Counter Bulletin Board (“OTCBB”) or otherwise traded, the selling stockholders must offer the Shares under this Prospectus at a fixed initial offering price of $.10 per share. The initial offering price is based, in part, on the last private sale of the Company’s Common Stock at $.05 per share and comparison by Management of similarly situated companies. Once the Shares are traded, then the selling stockholders may sell the Shares at the prevailing market price. We will receive none of the proceeds from this offering exclusive of the proceeds from the exercise of Warrants pursuant to a current prospectus. Once the Shares began trading on a market, or a fundamental change in the Company occurs we will be required to file a post-effective amendment to this registration statement prior to the exercise of any warrants and our receipt of proceeds therefrom. The selling stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares. The distribution of the Shares by the selling stockholders is not currently subject to any underwriting agreement. Each selling stockholder must use a broker-dealer which is registered in the state in which the selling stockholder seeks to sell their Shares.

The Shares may be sold or transferred for value by the selling stockholders, in one or more transactions, in privately negotiated transactions or in a combination of such methods. Once a trading market is established from the shares, they may be sold or transferred at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling stockholders may effect such transactions by selling or transferring the Shares to or through brokers and/or dealers, and such brokers or dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers/transferees of the Shares for whom such brokers or dealers may act as agent. Such broker or dealer compensation may be less than or in excess of customary commissions. However, the maximum compensation to be received by any NASD member or independent broker dealer will not be greater than eight (8%) percent of the gross proceeds of any sale. Any broker, dealer or affiliate of the Company that participates in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act and under the NASD Corporate Financing Rules.

If the Shares begin trading on a market, or upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a secondary distribution, or a purchase by a broker or dealer, a post-effective amendment will be filed, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the trading market on which the Shares are being traded,

•	the name of each of such selling stockholder and the participating brokers and/or dealers,

•	the number of shares involved,

•	the price at which such shares are being sold,

•	the commissions paid or the discounts or concessions allowed to such brokers and/or dealers,

•	where applicable, that such brokers and/or dealers did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus, as supplemented, and

•	other facts material to the transaction.

Any of the shares of our common stock being offered for sale pursuant to this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

There can be no assurance that the selling stockholders will sell or transfer any of the Shares being offered pursuant to this prospectus.

CERTAIN MARKET INFORMATION

This Offering is the initial public offering of our securities. Accordingly, there has been, and there currently is, no public trading market for our common stock. Although we intend to seek a listing for our common stock on the OTCBB, a public trading market may never develop or, if one develops, may not be sustained.

There is no guarantee that an active trading market for our securities will develop. You will likely not be able to sell your securities if an active trading market for our securities does not develop. Further, we can give no assurance that such a market could be sustained if a trading market for our securities were to develop, nor that our securities offered hereby could be resold at their original offering price or at any other price. Any market for our securities that may develop will very likely be a limited one and, in all likelihood, be highly volatile. In any event, if our securities traded at a low price, many brokerage firms may choose not to engage in market making activities or effect transactions in our securities. Accordingly, purchasers of our securities may have difficulties in reselling them and many banks may not grant loans using our securities as collateral.

On February 26, 2007, the Company sold 1,000,000 shares of its common stock at a purchase price of $.05 per share or an aggregate of $50,000 pursuant to Rule 505 of Regulation D. For each share of common stock purchased, the purchaser received a Class A Common Stock Purchase Warrant to purchase one share of Common Stock at $3.00 per share, subject to temporary reduction by the Company. The Class A Warrants shall be exercisable until December 31, 2009, unless extended by the Company or earlier redeemed on thirty (30) days’ prior written notice. Upon exercise of a Class A Warrant, a holder will receive in addition to one share of Common Stock, a Class B Common Stock Purchase Warrant to purchase one share of Common Stock at $6.00 per share, subject to temporary reduction by the Company. The Class B Warrants shall be exercisable until December 31, 2011, unless extended by the Company or earlier redeemed on thirty (30) days’ prior written notice. Upon exercise of a Class B Warrant, a holder will receive in addition to one share of Common Stock, a Class C Common Stock Purchase Warrant to purchase one share of Common Stock at $12.00 per share, subject to temporary reduction by the Company. The Class C Warrants shall be exercisable until December 31, 2013, unless extended by the Company or earlier redeemed on thirty (30) days’ prior written notice. Of the 1,000,000 shares purchased in the February 2007 private placement, only 780,000 Shares, including the aggregate 2,340,000 Shares underlying the Class A, Class B, and Class C Warrants issuable in connection with these 780,000 Shares, are registered hereby.

On January 26, 2007, in connection with the formation of the Company, the Company sold 9 million shares of Common Stock to each of its three founders, or their affiliates, at $.001 per share, or an aggregate of $9,000. The holders received one Class A Warrant for each of the 9 million shares sold exercisable for an aggregate of 27 million shares on the same terms as set forth above. None of these shares are registered hereby. Other than as set forth above, there are no other outstanding options or warrants to purchase, or securities convertible into, our common stock.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	Any breach of their duty of loyalty to us or our shareholders;

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	Any transaction from which the director derived an improper personal benefit.

Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by Delaware law. We believe that these bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors and officers regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

INSOFAR AS THE PROVISIONS OF OUR CERTIFICATE OF INCORPORATION OR BYLAWS PROVIDE FOR INDEMNIFICATION OF DIRECTORS OR OFFICERS FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WE HAVE BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THIS INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AS AMENDED, AND IS THEREFORE UNENFORCEABLE.

ADDITIONAL INFORMATION

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus is intended to offer no securities other than the common stock. This prospectus may be used only where it is legal to offer and sell these securities. The information in this prospectus may be accurate on the date of this document only.

We have filed with the SEC a registration statement relating to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information about us or our securities please read the registration statement. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete, each such statement is qualified by reference to such contract or document.

We will file annual reports with financial statements, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings will be available to the public from the SEC’s website at www.sec.gov. We will distribute to our stockholders annual reports containing audited financial statements.

LEGAL MATTERS

The validity of the issuance and sale of the shares being offered by this prospectus have been passed upon for the Company by Phillips Nizer LLP, 666 Fifth Avenue, New York, New York 10103.

EXPERTS

The financial statements of Consolidation Services, Inc. at February 28, 2007, appearing in this Prospectus and in the Registration Statement have been audited by Moore & Associates, Chartered, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Consolidation Services Inc.

We have audited the accompanying balance sheet of Consolidation Services Inc. as of February 28, 2007, and the related statements of operations, stockholders’ equity and cash flows from inception January 26, 2007, through February 28, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidation Services Inc. as of February 28, 2007 and the results of its operations and its cash flows from inception January 26, 2007, through February 28, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s accumulated deficit of $152 as of February 28, 2007 and its lack of operations and sources of revenues raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Moore & Associates, Chartered
Moore & Associates Chartered
Las Vegas, Nevada
March 14, 2007
2675 S. Jones Blvd. Suite 109,
Las Vegas, NV 89146
(702) 253-7499 Fax (702) 253-7501

CONSOLIDATION SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

February 28,
2007

ASSETS
CURRENT ASSETS
Cash in bank	$46,848
Prepaid expenses	12,000
TOTAL CURRENT ASSETS	58,848
TOTAL ASSETS	$58,848

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$—
TOTAL CURRENT LIABILITIES	—
LONG-TERM DEBT	—
TOTAL LIABILITIES	—
STOCKHOLDERS’ EQUITY
Preferred stock: $0.001 par value; 20,000,000 shares authorized, no shares issued and outstanding	—
Common stock: $0.001 par value; 200,000,000 shares authorized, 10,000,000 shares issued and outstanding	10,000
Additional paid in capital	49,000
Accumulated deficit	(152)
TOTAL STOCKHOLDERS’ EQUITY	58,848
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$58,848

The accompanying notes are an integral part of these financial statements.

CONSOLIDATION SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS

From Inception
on January 26,
2007 through
February 28,
2007

REVENUES	$—
COST OF SALES	—
GROSS MARGIN	—
OPERATING EXPENSES
General and administrative	152
TOTAL OPERATING EXPENSES	152
NET LOSS	$(152)
BASIC LOSS PER SHARE	$(0.00)
Weighted Average Shares Outstanding	10,000,000

The accompanying notes are an integral part of these financial statements.

CONSOLIDATION SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

From Inception
on January 26,
2007 through
February 28,
2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(152)
Adjustments to reconcile net income to net cash provided by operating activities:
Common stock issued for services	—
Changes in operating assets and liabilities:
(Increase) decrease in prepaid expenses	(12,000)
Increase (decrease) in accounts payable	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	(12,152)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	—
NET CASH (USED) BY INVESTING ACTIVITIES	—
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common stock issued	59,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	59,000
NET INCREASE IN CASH	46,848
CASH — BEGINNING OF PERIOD	—
CASH — END OF PERIOD	$46,848
SUPPLEMENTAL CASH FLOW DISCLOSURE:
CASH PAID FOR:
Interest	$—
Income taxes	$—
NON CASH FINANCING ACTIVITIES:	$—

The accompanying notes are an integral part of these financial statements.

CONSOLIDATION SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS’ EQUITY

							Total
	Common Stock		Common Stock		Additional Paid	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity

Balance January 26, 2007	—	$—	—	$—	$—	$—	$—
Shares issued for cash at $0.001 per share	—	—	9,000,000	9,000	—	—	9,000
Shares issued for cash at $0.05 per share	—	—	1,000,000	1,000	49,000	—	50,000
Net loss for the period ended February 28, 2007	—	—	—	—	—	(152)	(152)
Balance February 28, 2007	—	$—	10,000,000	$10,000	$49,000	$(152)	$58,848

The accompanying notes are an integral part of these financial statements.

CONSOLIDATION SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2007

1.	Summary of Significant Accounting Policies

Nature of Business

Consolidation Services, Inc. (the Company) was incorporated in the State of Delaware on January 26, 2007. The Company is engaged in the business of consolidation or a “roll-up” of companies engaged in the food service industry.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of February 28, 2007.

			Basic (Loss)
	(Loss)	Shares	per Share
	(Numerator)	(Denominator)	Amount

For the Period Ended	$(152)	10,000,000	$(0.00)

Dividends

The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during any of the periods shown.

Comprehensive Income

The Company has no component of other comprehensive income. Accordingly, net income equals comprehensive income for the period ended February 28, 2007.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred. The Company had not incurred any advertising expense as of February 28, 2007.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

CONSOLIDATION SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Income Taxes

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109 Requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate to net loss before provision for income taxes for the following reasons:

February 28,
2007

Income tax expense at statutory rate	$59
Valuation allowance	(59)
Income tax expense per books	$-0-

Net deferred tax assets consist of the following components as of:

February 28,
2007

NOL Carryover	$59
Valuation allowance	(59)
Net deferred tax asset	$-0-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accounting Basis

The basis is accounting principles generally accepted in the United States of America. The Company has adopted an December 31 fiscal year end.

Stock-based compensation.

As of January 31, 2007, the Company has not issued any share-based payments to its employees.

CONSOLIDATION SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company adopted SFAS No. 123-R effective January 1, 2006 using the modified prospective method. Under this transition method, stock compensation expense includes compensation expense for all stock-based compensation awards granted on or after January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123-R.

Prepaid expenses

The Company has prepaid $12,000 in legal and professional fees which will be charged to expense upon completion of the services.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant effect on its financial position or results of operation.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its financial reporting, and the Company is currently evaluating the impact, if any, the adoption of FIN 48 will have on its disclosure requirements.

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140.” This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer’s financial assets that meets the requirements for sale accounting; a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. The statement further permits, at its initial adoption, a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available for sale securities under Statement 115, provided that the available for sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning

CONSOLIDATION SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS — (Continued)

of an entity’s fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company’s financial condition or results of operations.

Revenue Recognition

The Company will determine its revenue recognition policies upon commencement of principle operations.

2.	COMMON STOCK

On January 26, 2007, the Company received $9,000 from its founders for 9,000,000 shares of its common stock. On February 26, 2007, the Company completed an unregistered private offering under the Securities Act of 1933, as amended, relying upon the exemption from registration afforded by Rule 505 of Regulation D promulgated there under. The Company sold 10,000,000 shares of its $0.001 par value common stock at a price of $0.05 per share for $50,000 in cash.

3.	GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principle, which contemplate continuation of the Company as a going concern. However, the Company has accumulated deficit of $152 as of February 28, 2007. The Company currently has limited liquidity, and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date

Through and including September 23, 2007 (90 days from the date of this Prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

3,120,000 Shares of Common Stock

CONSOLIDATION SERVICES, INC.

June 25, 2007